Mail Stop 6010

January 27, 2009

Richard C. Williams
Interim Chief Executive Officer
Cellegy Pharmaceuticals, Inc.
128 Grandview Road
Boyertown, PA 19512

> **Re:** **Cellegy Pharmaceuticals, Inc.**
> **Registration Statement on Form S-4/A**
> **Filed January 12, 2008**
> **File No. 333-155322**

Dear Mr. Williams:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-4/A

Risk Factors

"Cellegy's corporate compliance programs cannot guarantee that Cellegy is in compliance…" page 26

1. We note your response to comment 25. Please specifically identify the third party clinical regulatory organization upon which you rely to conduct your Phase 3 Savvy clinical trial. Do you have an agreement with this party relating to the conduct of your Phase 3 clinical trial? If you are substantially dependent on any agreement with this clinical regulatory organization, you should file the agreement as an exhibit. If you have determined that you are not substantially

dependent on an agreement with this party, please provide us with your analysis supporting your determination.

The Merger, page 45

Background of the Merger, page 45

2. Your disclosure states "Management contacted three companies and gave substantive review to three additional companies concerning their interest in discussions regarding a merger or sale of assets transaction." This statement may mean that you considered six potential transactions or three transactions in addition to the transaction with Adamis. You have only described management's consideration of the private company with business activities in the healthcare area, the private pharmaceutical company that expressed an interest in acquiring Cellegy's women's healthcare products and Adamis. Please revise your discussion to clarify how many potential transactions you considered and explain why you opted to pursue the Adamis transaction, rather than each of the other alternative transactions.

Adamis' Management's Discussion and Analysis of Financial Condition and Results of Operations, page 101

General, page 101

3. Please refer to your response to comment 70 and your revised disclosures. Please revise your disclosure to include the total costs incurred to date for the epi syringe product. In addition, please disclose the estimated costs to complete the viral vaccine technology.

Critical Accounting Policies and Estimates, page 102

Revenue Recognition, page 103

4. Please refer to your response to comment 71 and your revised disclosures. Please explain to us why there was a beginning balance in the table of $158,000 since there was no allowance for sales returns as of March 31, 2007.

Results of Operations, page 105

Fiscal Year Ended March 31, 2008, page 106

Intangible Impairment, page 106

5. Please refer to your response to comment 73 and your revised disclosures. Please revise all references to 'goodwill impairment' to 'intangible impairment' such as on pages 116, F-43 and F-57. Please explain to us how the excess of purchase price over the net liabilities assumed represented the fair value of the purchased distribution network in accordance with SFAS 141.

Three Months Ended September 30, 2008 and 2007

6. Since the increase in selling, general and administrative expenses is a result of several factors, please quantify the amount of change due to each factor. Please refer to FRC Section 501.04. Also revise the explanation for the six months ended September 30, 2008 and 2007.

Liquidity and Capital Resources, page 107

Three Months Ended September 30, 2008 and 2007, page 108

7. Please revise the heading to be the six months ended rather than the three months ended September 30, 2008. Please revise your disclosure to explain the increase in cash provided by investing activities.

Adamis Consolidated Financial Statements

Note 2: Acquisitions, page F-49

Acquisition of International Laboratories, page F-50

8. Please refer to your response to comment 96 and your revised disclosures. Please explain to us how the excess of purchase price over the fair value of the net assets acquired represented the fair value of the customer agreement in accordance with SFAS 141.

Note 10: License Agreement, page F-54

9. Please refer to your response to comment 98 and your revised disclosures. Please explain the difference between the total milestone payments of $900,000 and the $1,150,000 disclosed on page 163.

Unaudited Financial Statements as of and for the Period Ending September 30, 2008

Note 1: Nature of Business and Summary of Significant Accounting Policies, page F-65

Research and Development, page F-68

10. Please refer to your response to comment 94 and your revised disclosures. Please explain to us how the amounts disclosed on page F-68 for the six months ended September 30, 2008 and 2007 tie to the amounts disclosed on page 107. In addition, please disclose which line item on the balance sheet the non-refundable advanced payments for products to be used are recorded.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Vanessa Robertson at (202) 551-3649 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Nandini Acharya at (202) 551-3495, Suzanne Hayes at (202) 551-3675 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: C. Kevin Kelso, Esq.
        Weintraub Genshlea Chediak
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